Mail Stop 4561




January 6, 2006




By U.S. Mail and facsimile to (604) 278-3409.

John G. Robertson
President and Director
Reg Technologies, Inc.
1103-11871 Horseshoe Way
Richmond, British Columbia V7A 5H5, Canada

Re:	Reg Technologies Inc.
Form 20-F
	Filed November 1, 2005
	File No. 000-24342

Dear Mr. Robertson:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues raised in our comments.
Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Auditor`s Report, page 41

1. Please have your auditor`s revise the section in their audit opinion, "Comments by Auditors for U.S. Readers on Canada - U.S.
Reporting Conflict" to include the language prescribed by paragraph
..13 of AU section 341.

2.  Significant Accounting Policies, page 48

2. Please revise to disclose how you account for shares and options granted to non-employees.

11.  Reconciliation of United States and Canadian Generally
Accepted
Accounting Principles, page 56

3. Please provide us a reconciliation of the adjustment for the impairment loss on intangible assets to the amount recorded in your income statement prepared under Canadian GAAP, and include additional detail of the individual components that make up that adjustment.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3851 if you have questions.

Sincerely,



Paul Cline
Senior Accountant
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John G. Robertson
Reg Technologies, Inc.
January 5, 2006
Page 3